UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 0-33207

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Great Plains Energy Incorporated 401(k) Savings Plan (hereinafter referred to as the Plan)

	B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Great Plains Energy Incorporated 1200 Main Street Kansas City, Missouri 64105

GREAT PLAINS ENERGY INCORPORATED 401(K) SAVINGS PLAN

TABLE OF CONTENTS
		Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS		2 – 3

FINANCIAL STATEMENTS:

	Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	4

	Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	5

	Notes to Financial Statements as of December 31, 2013 and 2012 and for the Year Ended December 31, 2013	6 – 16

SUPPLEMENTARY INFORMATION:

	Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013	17

Note:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974, as amended, have been omitted because they are not applicable.

	EXHIBITS

Exhibit No.		Description

23.1	Consent of Independent Registered Public Accounting Firm – Mayer Hoffman McCann P.C.
23.2	Consent of Independent Registered Public Accounting Firm – Deloitte & Touche LLP

Report of Independent Registered Public Accounting Firm

Participants and Administrative Committee
Great Plains Energy Incorporated 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Great Plains Energy Incorporated 401(k) Savings Plan (the "Plan") as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Leawood, Kansas
June 25, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrative Committee of the
Great Plains Energy Incorporated 401(k) Savings Plan
Kansas City, Missouri
We have audited the accompanying statement of net assets available for benefits of the Great Plains Energy Incorporated 401(k) Savings Plan (the “Plan”) as of December 31, 2012. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.
/s/ DELOITTE & TOUCHE LLP
Kansas City, Missouri
June 21, 2013

GREAT PLAINS ENERGY INCORPORATED 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS:
PARTICIPANT-DIRECTED INVESTMENTS–at fair value (Note 3)	$487,128,255	$423,287,207

NOTES RECEIVABLE FROM PARTICIPANTS	9,367,674	10,724,787
EMPLOYER CONTRIBUTION RECEIVABLE	175,464	148,456
CASH	27,896	86,279

NET ASSETS AVAILABLE REFLECTING INVESTMENTS AT FAIR VALUE	496,699,289	434,246,729

Adjustment from fair value to contract value for fully benefit- responsive investment contract	(246,284)	(867,101)

NET ASSETS AVAILABLE FOR BENEFITS	$496,453,005	$433,379,628

See notes to financial statements.

GREAT PLAINS ENERGY INCORPORATED 401(K) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEAR ENDED DECEMBER 31, 2013

Additions:
Investment income:
Net appreciation in fair value of investments	$65,311,852
Interest	1,727
Dividends	15,103,621
Net investment income	80,417,200

Contributions:
Employer contributions	8,231,387
Participant contributions	21,285,480
Rollovers	301,505
Total contributions	28,818,372

Interest income on notes receivable from participants	531,673

Total additions	110,767,245

Deductions:
Benefits paid to participants	47,371,879
Administrative expenses	321,989
Total deductions	47,693,868

INCREASE IN NET ASSETS	63,073,377

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	433,379,628

End of year	$496,453,005

See notes to financial statements.

GREAT PLAINS ENERGY INCORPORATED 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012 AND FOR THE YEAR ENDED DECEMBER 31, 2013 ____________________________________________________________________________

1.	PLAN DESCRIPTION
The following description of the Great Plains Energy Incorporated 401(k) Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General - The Plan is a defined contribution plan covering all full-time and part-time employees of Kansas City Power & Light Company (KCP&L), sponsored by Great Plains Energy Incorporated (the Company). The Plan provides that employees are eligible to make elective contributions to the Plan as soon as administratively possible after date of hire. The Company serves as the administrator of the Plan. J.P. Morgan Retirement Plan Services (JP Morgan) serves as the recordkeeper for the Plan and JPMorgan Chase Bank, N.A. serves as the Plan’s trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
An Employee Stock Ownership Plan (ESOP) component was added to the Plan on January 1, 2002. The ESOP component consists of the portion of the Plan that is invested in Great Plains Energy Incorporated common stock (Company Stock). Adding this component gives participants the option of receiving a direct cash distribution of any dividends paid on such Company Stock held in participant elective contribution accounts and, if they are 100% vested as of the dividend record date, their Company match accounts. Dividends paid on Company stock are automatically reinvested, unless cash distribution was elected.
Plan Amendments – The Plan was amended on October 1, 2013 and January 22, 2014. Pursuant to such amendment, beginning January 1, 2014, all newly hired or rehired non-union employees will participate in the “New Program Plus” a new feature of the Plan. Union employees who are hired or rehired on or after October 1, 2013 and who later transfer to non-union status will also participate in the New Program Plus. For employees participating in the New Program Plus, the Company matches 100% of the first 6% of total pay such employees contribute and makes an additional annual non-elective contribution equal to 4% of such employees’ eligible compensation. The Company matching contribution vests immediately and the annual non-elective contribution and associated earnings vest after three years of service. To be eligible for the annual non-elective Company contribution, New Program Plus employees must be credited with at least 1,000 hours in a Plan year and must either be employed at the end of the Plan year (December 31) or have terminated employment during the Plan year due to retirement, death or permanent and total disability. Eligible employees will receive the annual Company contribution without regard to whether they have made contributions from their pay to the Plan. In addition, matching contributions for Union employees hired or rehired on/after October 1, 2013 will be eligible to receive an immediate Company matching contribution equal to 75% of the first 6% of compensation contributed by the employee (under the Cash Balance Matching program). The 75% match will be subject to the current six-year graded vesting schedule. Also effective January 1, 2014, union employees are eligible to make an election to contribute a portion of their overtime pay to the Plan. Union employees may make separate deferral elections for their base pay and overtime pay and the elections may be for different amounts. Contributions to the Plan from overtime pay are generally not matched by the Company. The Plan was also amended to modify the definition of “spouse”, in order to conform to guidance issued by the Internal Revenue Service and the Department of Labor following the Supreme Court’s decision in U.S. v. Windsor to recognize same-sex marriages which are legally valid in the state of celebration. A temporary employee shall be eligible to participate immediately following the date he or she has been credited with at least one thousand (1,000) Hours of Service during a 12-month period beginning on his or her first date of employment or any anniversary thereof.
Eligibility - Prior to the effective date of the January 1, 2008 restatement of the Plan, non-union employees who were hired prior to September 1, 2007 could elect to continue to participate under the existing (Old Program) plan provisions (provisions prior to January 1, 2008) or under modified plan provisions (New Program). All union employees hired before October 1, 2013 participate in the Old Program. Effective January 1, 2014, newly hired or rehired non-union employees will participate in the “New Program Plus” feature of the Plan. Effective October 1, 2013, newly hired or rehired union employees will participate under the Cash Balance Matching program.
Contributions - Under the Old Program, each year participants may contribute between 2% and 40% of their annual compensation as defined in the Plan. Effective January 1, 2008, the New Program allowed New Program participants to make salary deferrals up to 75% of annual compensation. Contributions under the Old Program and New Program are subject to statutory limitations. Under either program, participants who have attained age 50 and whose contributions meet the IRS maximum deferral limit (or plan maximum as defined by the Plan, if less), may elect to make catch-up contributions. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants can make their contributions on either a pre-tax or post-tax (Roth) basis. Participants may change their contribution percentage as often as they would like and such changes are effective as soon as administratively possible, generally within one or two pay periods.
The Plan was restated effective October 1, 2013 in connection with the application for an updated Internal Revenue Service (IRS) determination ruling letter.
The Plan currently offers investment options which include 25 mutual funds, one money market fund, Company stock, two common/collective trust funds and a self-directed brokerage account. One mutual fund that was an investment option in the Plan was eliminated and the balances transferred to the replacement investment option representing the same asset class. Participants may purchase shares of stocks, bonds, or mutual funds not offered by the Plan through the brokerage account option. Prior to January 1, 2010, matching contributions were invested in Great Plains Energy Incorporated common stock unless the participant made an affirmative election for a different investment option(s). The Plan was amended effective January 1, 2010 to direct matching contributions into a target date fund appropriate to the participant’s normal retirement age unless the employee makes an affirmative election for a different investment option(s). Employee contributions are also invested in a target date fund appropriate to the participant’s age unless the participant makes an affirmative election for a different investment option(s).
Effective January 1, 2008, New Program participants became eligible for matching contributions immediately upon participation after hire; Old Program participants continued to be eligible for matching contributions after completing one year of service. The Company contributes 50% of the employee's elective contributions that do not exceed 6% of annual compensation, as defined in the Plan under the Old Program. Under the New Program, the Company contributes up to 100% of the first 6% of annual compensation, as defined in the Plan. Effective October 1, 2013 Cash Balance Matching participants are immediately eligible to receive a matching contribution of 75% up to 6% of annual compensation as defined in the Plan.
Under the Old Program and the Cash Balance Matching Program, compensation is defined as base pay and, depending on bargaining status, shift differentials and some overtime. Under the New Program, compensation is defined as base, commissions, annual incentive, and overtime pay.
All employees hired on or after January 1, 2008 are automatically enrolled in the Plan at a 6% contribution level, unless they opt out or make an affirmative election for a different deferral rate. Employees have a 30-day notice period in which to opt-out or modify the automatic enrollment. Automatically enrolled participants have 90 days after the first employee contribution to withdraw funds that have been automatically contributed, without penalty.
Contributions are subject to certain Internal Revenue Code (IRC) limitations.
Subsequent to December 31, 2013, employer contributions of $175,464 attributable to the 2013 plan year were credited to participant accounts. These contributions were contributed by the Company in cash and Company Stock based upon participant elections, and are therefore presented as a receivable on the statement of net assets available for benefits as of December 31, 2013. Subsequent to December 31, 2012, employer contributions of $148,456 attributable to the 2012 plan year were credited to participant accounts. These contributions were funded by the Company in cash and Company Stock, and are therefore presented as a receivable on the statement of net assets available for benefits as of December 31, 2012.
Participant Accounts - Each participant's account is credited with the participant's contributions and allocations of the Company's contributions, Plan earnings, and charged with an allocation of administrative expenses as applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. If the employee participates in the Old Program or the Cash Balance Matching Program, vesting in the Company matching contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant is partially vested after two years and 100% vested after six years of credited service. Employees participating in the New Program are immediately vested in the Company matching contributions. A New Program Plus employee will vest in the Company matching contributions once he or she completes three years of credited service. Participants who retire after age 55, die or become totally or permanently disabled while an employee of the Company are considered 100% vested in the Company matching contributions, regardless of their length of service.
Notes Receivable from Participants - The Plan allows participants to borrow up to the lesser of one‑half of the vested amount of their participant account, or $50,000 reduced by the excess of the participant’s highest loan balance that existed during the one year period ending on the day before the date a new loan is made over the outstanding balance of any loan on the date a new loan is made. The minimum loan amount is $1,000. Loans for the acquisition of the participant’s primary residence must be repaid within 15 years. All other loans must be repaid within 5 years. Interest is charged at prevailing market rates plus 2% at the time the loan is funded and is fixed over the life of the loan. Participants pay a one-time loan origination fee at the time the loan is executed. The loans are secured by the balance in the participant’s account. Principal and interest is paid ratably through payroll deductions.
Payment of Benefits - If the value of the participant’s account balance is $1,000 or less, payment shall be made to the participant as soon as practicable following termination of employment in a single lump sum distribution unless the participant directs the Plan to roll his or her account balance to another qualified plan or IRA. In all other cases, at the election of the participant in a manner prescribed by the Management Administrative Committee or its designee, distribution of account balances may be deferred until April 1 following the calendar year in which the participant reaches age 70 1/2, or may be paid in a single lump sum distribution, one or more partial payments of $1,000 each, or in a series of substantially equal monthly or annual installments. Participants may also elect to have their vested account balances rolled over to another qualified plan or to an IRA. In the absence of a written directive from the participant as to the manner of payment upon reaching age 70 1/2, if the value of the participant’s account balance is greater than $1,000, payment shall be made in annual installments over a period of five years.
Forfeited Accounts - At December 31, 2013 and 2012, there were $10,080 and $38,694 in forfeited non-vested accounts, respectively. These accounts will be used to pay reasonable expenses for administering the Plan or to reduce future matching contributions and/or New Program Plus contributions at the end of the plan year in which they became forfeitures. Forfeitures in the amount of $37,039 were used to pay 2013 administrative expenses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds, a brokerage account and common/collective trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair value of investment securities will occur in the near term and such changes could materially affect participant accounts and the amounts reported in the financial statements.
Investment Valuation and Income Recognition - The Plan's investments are reported at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.
The Morley Stable Value Fund is a common/collective trust fund that is considered to be a fully benefit-responsive investment contract with underlying investments in investment contracts and is valued at fair value and then adjusted to contract value. Fair value of the stable value fund is the net asset value of its underlying investments and contract value is principal plus accrued interest. Individual participant accounts invested in the common/collective trust fund are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the fund, but have an interest therein represented by units valued as of the last business day of the period. The fund invests in synthetic guaranteed investment contracts, U.S. treasury and agency securities, and cash and cash equivalents, including money market instruments. Participants can ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses. Certain events limit the ability of the Plan to transact at contract value. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator believes that any events that would limit the Plan’s ability to transact at contract value with participants are not probable of occurring.
In accordance with GAAP, the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits and an additional line item showing an adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for the Plan’s investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment income for such investments.
Unit Values - Individual participant accounts for the common/collective trust funds are maintained on a unit value basis. Participants do not have beneficial ownership in the specific underlying securities or other assets in the trust, but do have an interest therein represented by units valued daily. The funds of the trust earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawals from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.
Administrative Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document and governing contract. Investment-related expenses are included in net appreciation in fair value of investments.
Payment of Benefits - Benefits payments to participants are recorded when paid.
3.    FAIR VALUE OF INVESTMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Techniques - Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used. There have been no changes in the methodologies used at December 31, 2013 and 2012.
Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common/Collective Trust Funds — Valued at the net asset value of units of a bank collective trust or its equivalent. The net asset value as provided by the trust is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the trust less its liabilities. This practical expedient is not used when it is determined to be probable that the trust will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of a collective trust, the investment advisor generally reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2013 and 2012.

	Total December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Great Plains Energy Incorporated
common stock	$64,897,286	$64,897,286	$—	$—
Mutual funds:
US equity funds	157,149,429	157,149,429	—	—
International equity funds	39,886,847	39,886,847	—	—
Asset allocation funds	102,742,631	102,742,631	—	—
Bond funds	41,295,466	41,295,466	—	—
Total mutual funds	341,074,373	341,074,373	—	—
Common/collective trust funds:
Equity index fund	29,488,538	—	29,488,538	—
Fixed income fund	41,552,201	—	41,552,201	—
Total common/collective trust
funds	71,040,739	—	71,040,739	—

Self-directed brokerage account: (a)
Common stocks	5,068,552	5,068,552	—	—
Exchange-traded funds	389,000	389,000	—	—
Mutual funds	2,839,174	2,839,174	—	—
Cash equivalents	1,685,629	1,685,629	—	—
Great Plains Energy Incorporated
common stock	2,424	2,424	—	—
Publicly-traded partnerships	107,956	107,956	—	—
Preferred stock	23,122	23,122	—	—
Total brokerage account	10,115,857	10,115,857	—	—

Total Investments	$487,128,255	$416,087,516	$71,040,739	$—

	Total December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Great Plains Energy Incorporated
common stock	$62,381,396	$62,381,396	$—	$—
Mutual funds:
US equity funds	126,153,927	126,153,927	—	—
International equity funds	31,447,347	31,447,347	—	—
Asset allocation funds	88,829,460	88,829,460	—	—
Bond funds	43,188,045	43,188,045	—	—
Total mutual funds	289,618,779	289,618,779	—	—
Common/collective trust funds:
Equity index fund	20,291,601	—	20,291,601	—
Fixed income fund	42,614,356	—	42,614,356	—
Total common/collective trust
funds	62,905,957	—	62,905,957	—

Self-directed brokerage account: (a)
Common stocks	4,588,549	4,588,549	—	—
Mutual funds	2,149,167	2,149,167	—	—
Cash equivalents	1,534,459	1,534,459	—	—
Great Plains Energy Incorporated
common stock	2,031	2,031	—	—
Other	106,869	—	106,869	—
Total brokerage account	8,381,075	8,274,206	106,869	—

Total Investments	$423,287,207	$360,274,381	$63,012,826	$—

(a)	The brokerage account is invested in a variety of classes of common stocks, mutual funds and other investments as directed by participants.
Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2013 and 2012, there were no transfers between levels.

The valuation methods as described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.	INVESTMENTS
The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2013 and 2012 are as follows:

	December 31,
	2013	2012
Great Plains Energy Incorporated Common Stock,	$64,897,286	$62,381,396
2,677,281 and 3,071,462 shares, respectively
Morley Stable Value Fund, 1,692,907 shares and	41,552,201	42,614,356
1,729,238 shares, respectively
JPMorgan Large Cap Growth R6 Fund, 1,245,651	39,873,293	35,533,766
shares and 1,475,042 shares, respectively
SSgA S&P 500 Index Non-Lending Fund Class C,	29,488,538	*
779,007 shares
American Funds Fundamental Investors R5 Fund,	27,872,912	22,233,496
536,121 shares and 545,072 shares, respectively
PIMCO Total Return Instl Fund	25,928,604	27,270,774
2,425,501 and 2,426,225 shares, respectively

* The fair value of this investment was less than 5% of net assets available for benefits at December 31, 2012.

During 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) increased (decreased) in value by $65,311,852 as follows:

Mutual funds:
US equity funds	33,619,881
International equity funds	4,046,958
Asset allocation funds	10,173,149
Bond funds	(2,776,111)
Total mutual funds	45,063,877
Common/collective trust funds:
Equity index fund	7,085,171
Fixed income fund*	433,870
Total common/collective trust funds	7,519,041
Self-directed brokerage account	1,307,158
Great Plains Energy Incorporated common stock	11,421,776
Net appreciation in fair value of investments	$65,311,852

* Amount reflects the change in contract value for the Morley Stable Value Fund.

5.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS
JP Morgan and JPMorgan Chase Bank N.A., respectively, serve as recordkeeper and trustee of the Plan. Certain Plan investments at December 31, 2013 and 2012 are units in two mutual funds issued by JP Morgan, a self-directed brokerage account managed by JP Morgan, and shares of Company stock. Therefore, these transactions qualify as exempt party-in-interest transactions. Fees incurred by the plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. Direct fees totaling $321,853 were paid to JP Morgan in 2013.
As of December 31, 2013 and 2012, respectively, the Plan held 2,677,281 and 3,071,462 shares of common stock of Great Plains Energy Incorporated, the sponsoring employer. During the year ended December 31, 2013, the Plan recorded dividend income from the Company Stock of $2,480,673.

6.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants would become 100% vested in all Company contributions.

7.	FEDERAL INCOME TAX STATUS
The IRS has determined and informed the Company by a letter dated October 29, 2013, that the Plan and related trust are designed in accordance with applicable sections of the IRC. On January 31, 2014, the Plan was submitted to the IRS in accordance with Cycle C IRS requirements.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any open tax periods. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

8.	NET ASSET VALUE (NAV) PER SHARE
The following table for December 31, 2013 and 2012 sets forth a summary of the Plan’s investments with a reported NAV.

Investment	Fair Value – December 31, 2013*	Fair Value – December 31, 2012*	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

SSgA S&P 500 Index Non-Lending Fund Class C (a)	$29,488,538	$20,291,601	Daily	None	None
Morley Stable Value Fund (b)	41,552,201	42,614,356	Daily (b)	None	Within 12 months (b)

Total	$71,040,739	$62,905,957

*The fair value of the investments has been estimated using the net asset value of the investment.

(a)	Equity index fund strategy that seeks to replicate the movements of the Standard & Poor’s (S&P) 500 Index, regardless of market conditions.

(b)
The fund strategy seeks current income while maintaining stability of invested principal. The fund invests in synthetic guaranteed investment contracts, U.S. Treasury and agency securities, and cash and cash equivalents, including money market instruments. The Plan is required to give notice 12 months in advance of a partial or total liquidation of the investment. The fund trustee may grant a redemption earlier than 12 months, in its discretion, if it determines the redemption is not detrimental to the best interest of the fund and plans participating therein. Redemptions for benefit payments and participant-directed investment transfers will be executed within 30 days if reasonably possible.

9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits as of December 31, 2013 and 2012, as reflected in the financial statements to the Form 5500:

	2013	2012
Net assets available for benefits per the financial statements	$496,453,005	$433,379,628
Adjustment from contract value to fair value for fully
benefit-responsive investment contract	246,284	867,101
Net assets available for benefits per Form 5500	$496,699,289	$434,246,729

The following is a reconciliation of the net increase in net assets as reflected in the financial statements to the net income per the Form 5500 for the year ended December 31, 2013:

Net increase in net assets per the financial statements	$63,073,377
Change in adjustment from contract value to fair value
for fully benefit-responsive investment contract	(620,817)
Net income per Form 5500	$62,452,560

10.    SUBSEQUENT EVENTS
The Company monitors significant events occurring after the statement of net assets available for benefits date and prior to the issuance of the financial statements to determine the impact, if any, of events on the financial statements issued. All subsequent events of which the Company is aware were evaluated through the filing date of this Form 11-K.

* * * * * *

GREAT PLAINS ENERGY INCORPORATED 401(k) SAVINGS PLAN EMPLOYER ID NO. 43-1916803, PLAN NO. 006
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2013
(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Cost	Current Value
*	Great Plains Energy Incorporated	Common Stock	$	**	$64,897,286
	Morley Stable Value Fund	Common/Collective Trust Fund		**	41,552,201
*	JPMorgan Large Cap Growth R6 Fund	Mutual Fund		**	39,873,293
	SSgA S&P 500 Index Non-Lending Fund Class C	Common/Collective Trust Fund		**	29,488,538
	American Funds Fundamental Investors R5 Fund	Mutual Fund		**	27,872,912
	PIMCO Total Return Instl Fund	Mutual Fund		**	25,928,604
	Artisan Mid Cap Instl Fund	Mutual Fund		**	24,188,081
	American Century One Choice 2025 Instl Fund	Mutual Fund		**	22,617,744
	Harbor International Instl Fund	Mutual Fund		**	21,254,684
	Vanguard Extended Market Index I Fund	Mutual Fund		**	18,940,891
	American Century One Choice 2020 Instl Fund	Mutual Fund		**	16,592,216
	MFS International Growth R4 Fund	Mutual Fund		**	15,415,960
	T. Rowe Price Equity Income Fund	Mutual Fund		**	14,108,749
	American Century One Choice 2015 Instl Fund	Mutual Fund		**	13,592,343
	American Century One Choice 2035 Instl Fund	Mutual Fund		**	13,353,091
	American Century Small Cap Value Instl Fund	Mutual Fund		**	12,832,093
	American Century One Choice 2030 Instl Fund	Mutual Fund		**	12,209,960
	Vanguard Inflation-Protection Securities Inv Fund	Mutual Fund		**	10,419,483
	American Century One Choice 2045 Instl Fund	Mutual Fund		**	7,643,325
	Fidelity Low-Priced Stock Fund	Mutual Fund		**	7,539,818
	American Century One Choice 2040 Instl Fund	Mutual Fund		**	7,258,190
	ClearBridge Small Cap Growth Fund	Mutual Fund		**	7,100,862
	American Century One Choice In Ret Instl Fund	Mutual Fund		**	6,320,284
	Perkins Mid Cap Value I Fund	Mutual Fund		**	4,428,792
	Morgan Stanley Institutional Emerging Markets I Fund	Mutual Fund		**	3,216,203
	American Century One Choice 2050 Instl Fund	Mutual Fund		**	3,155,478
	Neuberger Berman High Income Bond Inv Fund	Mutual Fund		**	3,067,895
*	JPMorgan US Treasury Security Money Market Fund	Money Market Fund		**	1,879,484
	Permanent Portfolio	Mutual Fund		**	263,938
*	Self-directed brokerage account	Brokerage Account		**	10,115,857
*	Notes Receivable from Participants	Various participants, interest rates ranging from 5.25% to 11.5% maturing through 2028		**	9,367,674
					$496,495,929
*	Represents party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments and, therefore, is not included.				(Concluded)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Great Plains Energy Incorporated 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GREAT PLAINS ENERGY INCORPORATED 401(k) SAVINGS PLAN

By:	/s/ Charles A. Caisley
Charles A. Caisley

By:	/s/ Ellen E. Fairchild
Ellen E. Fairchild

By:	/s/ Heather A. Humphrey
Heather A. Humphrey
By:	/s/ Kevin T. Noblet
Kevin T. Noblet

By:	/s/ Lori A. Wright
Lori A. Wright

June 26, 2014